FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 10 October 2005


                               File no. 0-17630


                   CRH Operations Visit for Investors and Analysts



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: CRH Operations Visit for Investors and Analysts


                           N E W S      R E L E A S E

                                                        Monday 10th October 2005



                CRH Operations Visit for Investors and Analysts



CRH plc, the International Building Materials Group, is hosting a visit to the United States for investors and sector analysts commencing today Monday 10th October and continuing tomorrow Tuesday 11th October 2005.

This will entail visits to CRH's Northeastern US locations and presentations by management. No material new information will be disclosed in the presentations and no new trading information will be provided.

Copies of the presentations made during the course of the visit will be available on CRH's website (www.crh.com) as they are presented from 13:00 BST on Monday 10th and Tuesday 11th October 2005 respectively.



_______________________________________________________________________

Enquires : +353 (0) 1 404 1000



Myles Lee, Finance Director

Maeve Carton, Group Controller





CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                             SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 10 October 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director